UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC to Explore Strategic Alternatives for its
Global Gaming and PlayDigital Segments to Drive Long-Term Sustainable Value

On June 8, 2023, the Board of Directors (the "Board") of International Game Technology PLC (NYSE:IGT) (the "Company") announced a review of potential strategic alternatives for the Company's Global Gaming and PlayDigital segments with the goal of enhancing shareholder value. The Board is considering a broad range of potential alternatives, including but not limited to a sale, merger or spin-off, as well as retaining and further investing around the Company's Global Gaming and PlayDigital businesses.

No decision has been made regarding any strategic alternative, there is no timeline for the review and there can be no assurance that the exploration of strategic alternatives will result in any transaction. The Company does not intend to comment on or provide updates regarding these matters unless and until it determines that further disclosure is appropriate or required.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	IGT to Explore Strategic Alternatives for its Global Gaming and PlayDigital Segments to Drive Long-Term Sustainable Value

EXHIBIT INDEX

Exhibit Number	Description

99.1	IGT to Explore Strategic Alternatives for its Global Gaming and PlayDigital Segments to Drive Long-Term Sustainable Value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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